Abeona Therapeutics Inc.

1330 Avenue of the Americas, 33rd Floor

New York, NY 10019

December 6, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attention: Tim Buchmiller

VIA EDGAR

Re:	Abeona Therapeutics Inc. Registration Statement on Form S-3 Filed on December 1, 2022 File No. 333-268619

Dear Mr. Buchmiller:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-268619) (the “Registration Statement”) of Abeona Therapeutics Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on December 12, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Brian V. Soares at (202) 739-5482.

Very Truly Yours,

Abeona Therapeutics Inc.

By:	/s/ Joseph Vazzano
Name:	Joseph Vazzano
Title:	Chief Financial Officer

cc:	John J. Concannon III, Morgan, Lewis & Bockius LLP